Exhibit 99.1

FORESIGHT AUTONOMOUS HOLDINGS LTD. ANNOUNCES PROPOSED PUBLIC OFFERING OF AMERICAN DEPOSITARY SHARES

NESS ZIONA, ISRAEL, March 14, 2019 (GLOBE NEWSWIRE) – Foresight Autonomous Holdings Ltd. (TASE/Nasdaq: FRSX) (the “Company”), an innovator in automotive vision systems, today announced that it intends to offer for sale its American Depositary Shares in an underwritten public offering. The Company intends to use the net proceeds from this offering for general corporate purposes. The offering is subject to market conditions, and there can be no assurance as to whether or when the offering may be completed, or as to the actual size or terms of the offering.

A.G.P./Alliance Global Partners is acting as the sole book-running manager for the offering. Chardan is acting as lead manager. The Benchmark Company is acting as co-manager for the offering.

This offering is being made pursuant to an effective shelf registration statement on Form F-3 (No. 333-229715) previously filed with the U.S. Securities and Exchange Commission (the “SEC”). A preliminary prospectus supplement and accompanying prospectus describing the terms of the proposed offering will be filed with the SEC and will be available on the SEC’s website located at http://www.sec.gov. Electronic copies of the preliminary prospectus supplement and prospectus may be obtained, when available, from A.G.P./Alliance Global Partners, 590 Madison Avenue, 36th Floor, New York, NY 10022 or via telephone at 212-624-2060 or email: prospectus@allianceg.com. Before investing in this offering, interested parties should read in their entirety the prospectus supplement and the accompanying prospectus and the other documents that the Company has filed with the SEC that are incorporated by reference in such prospectus supplement and the accompanying prospectus, which provide more information about the Company and such offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Foresight Autonomous Holdings Ltd. (NASDAQ: FRSX)

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), founded in 2015, is a technology company engaged in the design, development and commercialization of stereo/quad-camera vision systems for the automotive industry. Foresight’s vision systems are based on 3D video analysis, advanced algorithms for image processing and sensor fusion. The company, through its wholly owned subsidiary Foresight Automotive Ltd, develops advanced systems for accident prevention which are designed to provide real-time information about the vehicle's surroundings while in motion. The systems are designed to improve driving safety by enabling highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. The company’s systems are targeting the Advanced Driver Assistance Systems (ADAS), semi-autonomous and autonomous vehicle markets. The company predicts that its systems will revolutionize automotive safety by providing an automotive-grade, cost-effective platform and advanced technology.

Safe Harbor Disclosure

This press release contains forward-looking statements that are made pursuant to the safe harbor provisions within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are any statements that express the current beliefs and expectations of management, including but not limited to statements related to the proposed offering and the Company’s use of proceeds. Any statements contained herein that do not describe historical facts are forward-looking statements that are subject to risks and uncertainties, including market conditions, that could cause actual results, performance and achievements to differ materially from those discussed in such forward-looking statements. The Company cautions readers not to place undue reliance on any forward-looking statements, which speak only as of the date they were made. The Company undertakes no obligation to update or revise forward-looking statements, except as otherwise required by law, whether as a result of new information, future events or otherwise.

For investor inquiries about Foresight Autonomous Holdings Ltd. please contact:

Miri Segal-Scharia
CEO
MS-IR LLC
msegal@ms-ir.com

917-607-8654

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